UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 15

         CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
      SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                          Commission File Number 5-41569

                              Ultra Pac, Inc.
           (Exact name of registrant as specified in its charter)

             21925 Industrial Blvd., Rogers, MN 55374-9575, (612) 428-8340
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, no par value per share
          (Title of each class of securities covered by this Form)

                                    None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

   Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)      (X)           Rule 12h-3(b)(1)(i)      (X)
Rule 12g-4(a)(1)(ii)     ( )           Rule 12h-3(b)(1)(ii)     ( )
Rule 12g-4(a)(2)(i)      ( )           Rule 12h-3(b)(2)(i)      ( )
Rule 12g-4(a)(2)(ii)     ( )           Rule 12h-3(b)(2)(ii)     ( )
                                       Rule 15d-6               ( )


   Approximate number of holders as of the certification or notice date:  One

   Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Ultra Pac, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 24, 1998          By: /S/ BRAD C. YOPP
      ------------------          ----------------
                               Name: Brad C. Yopp
                               Title: CFO